U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number

1.	Press Release – dated September 2, 2003	4
2.	Report to Shareholders – Quarter Ended June 30, 2003	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  September 12, 2003                                By:   /s/  W. Shaun  Jackson
                                                                                      W. Shaun Jackson
                                                                                      Executive Vice President and
                                                                                      Chief Financial Officer

KINGSWAY ANNOUNCES TWO EXECUTIVE APPOINTMENTS

Toronto, Ontario (September 2, 2003) – William G. Star, Chairman and Chief Executive Officer of Kingsway Financial Services Inc., is pleased to announce the appointment of Stuart Kistruck to President & CEO of York Fire & Casualty Insurance Company and Dennis Fielding to the position of Vice President of Kingsway Financial Services Inc.

Mr. Kistruck brings over 30 years of insurance experience to his new position. Prior to joining York Fire, Mr. Kistruck was the President and Chief Executive Officer of a major property and casualty insurance company in Canada. Although managing a very successful niche market insurer was his main business function, he also gave generously of his time to support the insurance community. He is past National President of the Canadian Insurance Accountants Association and Past-President of the Governing Council of the Insurance Institute of Ontario.

Mr. Fielding joined Kingsway General Insurance in 1998 as Manager Administration & Human Resources bringing over 15 years of related experience. During his tenure he has continued to assume additional responsibilities, most recently including the selection, pursuit, and renovation planning/administration of a corporate-wide video-conferencing system, and the facilitation and administration of strategic business planning at our Canadian subsidiaries in addition to corporate-wide Human Resource activities.

“I am pleased to welcome both Stuart and Dennis to the executive team”, said Bill Star, Chairman and Chief Executive Officer. “Stuart is well respected in the insurance community in Canada and we anticipate that he will build York into a much larger and more profitable company during his tenure. Dennis has become a very valuable member of our executive team and I am pleased to recognize this with his well deserved promotion”.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

I am pleased to report to you the results for the second quarter and first six months of 2003 which produced record levels of underwriting profit, net income and earnings per share for the fourth consecutive quarter.

For the three months ended June 30, 2003, net income increased 68% to $27.3 million, compared to $16.2 million reported in the second quarter of last year. Net income for the six month period was a record $51.7 million, an increase of 59% over the $32.5 million reported last year. Return on equity on an annualized basis improved to 18.2% for the quarter and 17.2% for the six months compared to 11.8% and 11.9%, respectively for the same periods last year.

Diluted earnings per share was 55 cents for the quarter, compared to 33 cents for the second quarter of 2002 last year. For the six month period, diluted earnings per share increased by 58% to $1.04.

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During the second quarter and for the six month period the Canadian dollar appreciated significantly against the U.S. dollar thereby affecting the comparability to the same periods of 2002. Had the results of the U.S. operations for this quarter been translated at the same exchange rates as the same periods last year, net income and earnings per share for the quarter would have been further increased by $3.2 million and 6 cents, respectively, and for the six month period by $4.4 million and 9 cents, respectively.

We are extremely pleased with the results of our U.S. operations, and in particular, our non-standard auto results in Illinois which were exceptional. We achieved record earnings despite the impact of currency translation of our U.S. dollar earnings and the results of our Canadian operations.

Outlook

We continue to see a favourable pricing environment in most of our markets, and are particularly encouraged by the initiatives being taken by government in Ontario to improve the automobile product. We are optimistic that these changes will reduce loss costs, reduce fraud and exaggerated claims and lead to reduced premiums for our customers. In the United States we continue to see growth opportunities with no signs of softening market conditions. Erosion of capital in the industry in Canada and the United States together with increased rate levels continues to constrain many companies in our industry. These market conditions offer unprecedented growth opportunities to those companies having access capital. The first half of 2003 has been the best in our history and we anticipate this will be our best year so far.

Sincerely,

/s/ William G. Star
William G. Star
President and Chief Executive Officer
Kingsway Financial Services Inc.
August 7, 2003

Management’s Discussion and Analysis
Results of Operations
For the Period Ended June 30, 2003 and 2002

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s consolidated financial statements for the second quarter of fiscal 2003 and 2002; with the MD&A set out on pages 24 to 46 in the Company’s 2002 Annual Report, including the section on risks and uncertainties; and with the notes to the financial statements for the second quarter of fiscal 2003 and fiscal 2002 set out on pages 53 to 61 of the Company’s 2002 Annual Report. (All dollar amounts are in Canadian dollars unless otherwise indicated).

For the three months ended June 30, 2003 and 2002

        Gross Premiums Written.    During the second quarter of 2003, gross premiums written increased 25% to $629.9 million, compared with $502.6 million last year. Gross premiums written from U.S. operations increased 25% to $453.9 million compared with $362.2 million last year and Canadian operations were $176.0 million, an increase of 25% over last year. For this quarter, gross written premiums from U.S. operations represented 72% of the total.

        Net Premiums Written.    Net premiums written increased 29% to $607.2 million compared with $469.8 million for the second quarter of last year. Net premiums written from the U.S. operations increased 31% to $439.4 million compared with $336.4 million last year. Net premiums written from the Canadian operations increased 26% to $167.8 million compared with $133.4 million in the second quarter of last year.

        Net Premiums Earned.    Net premiums earned increased 56% to a quarterly record $621.3 million, compared with $399.3 million for the second quarter last year. For U.S. operations, net premiums earned increased 62% to $484.2 million compared with $298.4 million in the second quarter of 2002. Net premiums earned from Canadian operations increased by 36% to $137.1 million compared with $100.9 million last year.

         Investment Income.    Investment income increased to $19.2 million compared with $17.0 million for the second quarter of 2002.

        Net Realized Gains.    Net realized gains amounted to $9.5 million in the quarter compared with net realized gains of $1.6 million in the second quarter of 2002.

         Claims Incurred.    Our claims ratio for the second quarter of 2003 was 71.0%, compared to 71.7% to last year.

        Underwriting Expenses.    The combined ratio of 99.2% for the second quarter produced an underwriting profit of $4.7 million, compared with $0.3 million reported in the second quarter of 2002. For the quarter, the U.S. operations combined ratio improved to 96.2% (96.9% Q2 last year) and for the Canadian operations the combined ratio was 110.0% (108.9% Q2 last year).

        Interest Expense.    Interest expense in the second quarter of 2003 was $5.0 million, compared to $2.9 million for the second quarter of 2002, reflecting the issuance of $78 million in senior unsecured debentures in December, 2002.

        Net Income and Earnings Per Share.    Net income for the quarter was $27.3 million, a 68% increase over the $16.2 million reported in the second quarter last year. In the fourth quarter of 2002, in order to be more consistent with industry practice and its treatment of expenses on its program business, the Company commenced the deferral of underwriting and marketing costs relating to the acquisition of premiums on its non-program business. The impact of this was an increase in net income of $2.8 million or 6 cents per share diluted in the second quarter of 2003. Diluted earnings per share were a record of 55 cents for the quarter compared to 33 cents for the second quarter of 2002.

For the six months ended June 30, 2003 and 2002

        Gross Premiums Written.    For the year to date gross premiums written increased by 45% to $1.3 billion compared to $919.0 million last year. For the six months, gross premiums written by the U.S. operations were $1.0 billion, an increase of 50% over last year, and for the Canadian operations were $303.1 million, an increase of 30% over last year. U.S operations represented 77% of the total gross premiums written for the first half of 2003. ACHI was acquired on April 5, 2002, and the results of this acquisition have been consolidated with our U.S. operations since March 31, 2002. ACHI contributed $79.2 million of gross premiums written or 5.9% of our gross premiums written in the first half of 2003.

        For the six month period, gross premiums written from trucking and commercial automobile increased 69% to $585.2 million over last year compared to $346.2 million. Gross premiums written from non-standard automobile increased 19% over last year to $465.1 million. We continue to experience both volume growth and rate increases for both trucking lines and non-standard automobile in most of our markets, with the exception of Ontario and metropolitan Chicago where rate increases have led to a reduction in volume compared to the first six months of 2002.

        Net Premiums Written.    Net premiums written increased 46% to $1.3 billion compared with $870.1 million for the first six months of last year. Net premiums written from the U.S. operations increased 52% to $988.9 million compared with $651.1 million last year. Net premiums written from the Canadian operations increased 30% to $284.9 million compared with $219.0 million for the first half of last year.

        Net Premiums Earned.    Net premiums earned increased 65% to a record $1.2 billion for the first six months of this year, compared with $709.6 million last year. For U.S. operations, net premiums earned increased 76% to $923.3 million in the first six months compared with $525.1 million in the first half of 2002 and Canadian operations increased by 35% to $249.2 million compared with $184.5 million last year. Earned premiums have grown due to the increase in written premiums during the past year. In the first six months of 2003, net premiums earned from private passenger automobile in Ontario were $52.9 million, or 5% of total net premiums earned, compared to $48.9 million or 7% in first six months of 2002.

        Investment Income.    Investment income increased to $34.9 million compared with $30.8 million for the first six months last year. The growth in our premiums written generated positive cash flow from operations which increased the investment portfolio during the period.

        Net Realized Gains.    Net realized gains amounted to $8.8 million year to date compared with net realized gains of $5.3 million for the same period last year. The performance of the investment portfolio improved during the second quarter of 2003 as a result of the Company’s increased investment in common shares during 2003 and improved market performance, with unrealized gains increasing to $66.6 million at June 30, 2003. In deciding whether to reduce the carrying value of common shares, we take into account a number of factors, including whether the decline in market value is more than 20% and has persisted for a period exceeding six months. In the case of fixed income securities, we also take into account whether the issuer is in financial distress (unable to pay interest or some other situation that would question their ability to satisfy their debt obligations).

        Claims Incurred.    Our claims ratio for the first six months of 2003 was 70.8%, compared to 71.3% to last year. The claims ratio for the U.S. operations was 69.0% compared with 68.9% for the first six months of 2002. The slight deterioration in the U.S. operations claims ratio is a reflection of the growth of the business. The claims ratio for the Canadian operations improved to 77.3% compared to 78.1% last year as a result of the improvement in our Ontario automobile results.

        Underwriting Expenses.    Our expense ratio for the six months of 2003 improved to 27.3% compared to 28.4% last year. The expense ratio for our Canadian operations for the six months of 2003 was 28.1%, compared to 30.3% for the same period last year and the expense ratio for the U.S. operations was 27.1% and 27.7%, respectively, for the same periods. In order to be more consistent with industry practice and the treatment of expenses on our program or Managing General Agent (“MGA”) business, effective October 1, 2002, the Company commenced the deferral of underwriting and marketing costs relating to the acquisition of premiums on all of our business, where previously such deferral was applied only to our MGA business. The impact of this change was an increase in net income of $7.3 million or 15 cents per share diluted for the year to date.

        Combined Ratio.    The combined ratio improved to 98.1% compared with 99.7% in the first six months of 2002, which produced a six month underwriting profit of $22.5 million compared with $2.5 million in the first half of last year. For the six months, the U.S. operations combined ratio improved to 96.1% (96.6% last year) and for the Canadian operations improved to 105.4% (108.4% last year).

        The U.S. operations were positively impacted by the improvement in the results of our Illinois non-standard automobile compared to last year. The Ontario private passenger automobile product showed improved results for the first half of 2003 with a combined ratio of 104.4% on $52.9 million of net premiums earned compared to a combined ratio of 126.5% on $48.9 million of net premiums earned in the first half of 2002. The improvement in our Canadian operations reflects our initiatives against fraud and increased pricing for the Ontario private passenger automobile product, partially offset by adverse loss development in Alberta.

        Interest Expense. Interest expense for the first six months of 2003 was $9.5 million, compared to $5.8 million last year, reflecting the issuance of $78 million in senior unsecured debentures in December, 2002.

        Net Income and Earnings Per Share. Net income for the six months was $51.7 million, a 59% increase over the $32.5 million reported last year. Diluted earnings per share were $1.04 for the six months compared to 66 cents for the same period last year.

        A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During the six month period ended June 30, 2003 the Canadian dollar appreciated significantly against the U.S. dollar thereby affecting the comparability to the same periods of 2002. Had the results of the U.S. operations been translated at the same exchange rates as the same periods last year, net income and earnings per share for the six months would have been further increased by $4.4 million and 9 cents, respectively.

        Book Value Per Share and Return on Equity.    For the six months, shareholders’ equity was reduced by $74.0 million and book value per share by $1.51 as a result of the unrealized currency translation adjustment. Despite this adjustment, book value per share increased by 7% to $12.09 from $11.29 a year ago. Our annualized return on equity was 17.2% for the first six months of 2003 compared to 11.9% for last year.

        Balance Sheet.    Total assets as at June 30, 2003 grew to $3.1 billion. The investment portfolio, which includes cash and premium finance receivables, and accrued investment income increased to $2,192.0 million (market value $2,258.6 million), compared to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002. Investment portfolio per share increased 4% to $44.78 compared to $42.93 as at December 31, 2002. Unrealized gains on the investment portfolio increased to $66.6 million ($1.36 per share outstanding) at June 30, 2003 compared with $21.9 million at March 31, 2003 as a result of the Company’s increased investment in common shares during the first half of 2003.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2002 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2003 and 2002
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to June 30:		6 months to June 30:
	2003	2002	2003	2002
	(unaudited)

Gross premiums written	$629,928	$ 502,647	$1,332,488	$919,044

Net premiums written	$607,192	$ 469,829	$1,273,855	$870,146

Revenue:
Net premiums earned	$621,280	$ 399,277	$1,172,535	$709,646
Investment income	19,169	16,981	34,935	30,751
Net realized gains	9,477	1,604	8,789	5,317

	649,926	417,862	1,216,259	745,714
Expenses:
Claims incurred	441,451	286,125	830,115	505,914
Commissions and premium taxes	141,144	79,061	255,453	143,208
General and administrative expenses	33,993	33,808	64,425	58,046
Interest expense	5,048	2,932	9,510	5,754
Amortization of intangibles	214	--	444	--

	621,850	401,926	1,159,947	712,922

Income before income taxes	28,076	15,936	56,312	32,792
Income taxes	812	(286)	4,654	311

Net income	$ 27,264	$ 16,222	$ 51,658	$ 32,481

Earnings per share:
Basic:	$ 0.56	$ 0.34	$ 1.06	$ 0.67
Diluted:	$ 0.55	$ 0.33	$ 1.04	$ 0.66
Weighted average shares outstanding:
Basic:	48,931	48,750	48,880	48,714
Diluted:	49,531	49,445	49,507	49,486

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30 2003 (unaudited)	Dec. 31 2002 (audited)

ASSETS
Cash	$ 81,951	$ 244,921
Investments	2,089,226	1,833,744
Accrued investment income	20,843	16,223
Accounts receivable and other assets	347,339	334,603
Due from reinsurers and other insurers	193,876	164,742
Deferred policy acquisition costs	173,234	178,574
Income taxes recoverable	8,658	3,851
Future income taxes	52,665	59,505
Capital assets	56,723	43,981
Goodwill and intangible assets	90,655	104,290

	$ 3,115,170	$2,984,434

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Bank indebtedness	$ 156,515	$ 170,390
Accounts payable and accrued liabilities	90,979	122,606
Unearned premiums	775,551	776,323
Unpaid claims	1,357,909	1,200,554
Senior unsecured debentures	78,000	78,000

	2,458,954	2,347,873

Subordinated indebtedness	64,408	23,636
SHAREHOLDERS' EQUITY
Share capital	358,408	357,192
Issued and outstanding number of common shares
48,955,629 - June 30, 2003
48,794,212 - December 31, 2002
Currency translation adjustment	(62,901)	11,090
Retained earnings	296,301	244,643

	591,808	612,925

	$ 3,115,170	$2,984,434

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the six months ended June 30, 2003 and 2002
(In thousands of Canadian dollars)

	2003	2002
	(unaudited)

Retained earnings, beginning of period	$244,643	$165,111
Net income for the period	51,658	32,481

Retained earnings, end of period	$296,301	$197,592

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS
For the six months ended June 30, 2003 and 2002
(In thousands of Canadian dollars)

	Quarter to June 30:		6 months to June 30
	2003	2002	2003	2002
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 27,264	$ 16,222	$ 51,658	$ 32,481
Items not affecting cash:
Amortization	2,023	1,782	3,487	3,114
Future income taxes	(4,568)	(2,974)	(4,141)	(4,342)
Net realized gains	(9,477)	(1,604)	(8,789)	(5,317)
Amortization of bond premiums and
discounts	3,084	257	5,681	1,024

	18,326	13,683	47,896	26,960
Net change in non-cash balances	111,107	92,806	178,061	140,535

	129,433	106,489	225,957	167,495
Financing activities:
Increase of share capital, net	414	259	1,216	732
Increase (decrease) in bank
indebtedness	(6,548)	38,160	8,743	38,154
Increase in subordinated indebtedness
	44,458	--	44,458	--

	38,324	38,419	54,417	38,886
Investing activities:
Purchase of investments	(2,133,793)	(720,009)	(4,530,957)	(1,399,678)
Proceeds from sale of investments	1,859,049	649,785	4,109,862	1,266,635
Financed premiums receivable, net	(1,689)	(2,078)	(1,756)	9,330
Purchase of subsidiary, net of cash
acquired	--	(34,428)	--	(34,428)
Additions to capital assets	(20,908)	(2,515)	(20,493)	(5,240)

	(297,341)	(109,245)	(443,344)	(163,381)
Increase (decrease) in cash during period	(129,584)	35,663	(162,970)	43,000
Cash, beginning of period	211,535	103,537	244,921	96,200

Cash, end of period	$ 81,951	$ 139,200	$ 81,951	$ 139,200

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003 and 2002
(Unaudited – tabular amounts in thousands of Canadian dollars)

1.	Basis of presentation

These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2002 as set out on pages 47 to 61 of the Company’s 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2002.

2.	Stock-based compensation

As reported on pages 55 and 56 of the Company’s 2002 Annual Report, the Company applies the intrinsic-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. The Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended June 30,

	2003	2002

Net income
As reported	$27,264	$16,222
Pro forma	26,684	15,749
Basic earnings per share
As reported	$ 0.56	$ 0.34
Pro forma	0.55	0.32
Diluted earnings per share
As report	$ 0.55	$ 0.33
Pro forma	0.54	0.32

	Six months ended June 30,

	2003	2002

Net income
As reported	$51,658	$32,481
Pro forma	50,498	31,536
Basic earnings per share
As reported	$ 1.06	$ 0.67
Pro forma	1.03	0.65
Diluted earnings per share
As report	$ 1.04	$ 0.66
Pro forma	1.02	0.64

The per share weighted average fair value of options granted during 2003 and 2002 was $6.11 and $8.39. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003 and 2002
(Unaudited – tabular amounts in thousands of Canadian dollars)

2.	Stock-based compensation – continued:

	As at June 30

	2003	2002

Risk-free interest rate	5.44%	5.5%
Dividend yield	0.0%	0.0%
Volatility of the expected market price of the Company's common shares	56.0%	59.1%
Expected option life (in years)	5.5 years	5.4 years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three Months ended June 30, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 176,069	$453,859	$ --	$629,928
Net premiums earned	137,086	484,194	--	621,280
Investment income	7,080	11,960	129	19,169
Net realized gains (losses)	(211)	9,688	--	9,477
Interest expense	--	2,962	2,086	5,048
Amortization of capital assets	188	1,402	330	1,920
Amortization of intangible
assets	--	214	--	214
Net income tax expense
(recovery)	(3,748)	5,020	(460)	812
Net income (loss)	(5,000)	31,798	466	27,264

Claims ratio	83.2%	67.6%	--	71.0%
Expense ratio	26.8%	28.6%	--	28.2%
Combined ratio	110.0%	96.2%	--	99.2%

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003 and 2002
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Three Months ended June 30, 2002

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 140,459	$ 362,188	$ --	$ 502,647
Net premiums earned	100,846	298,431	--	399,277
Investment income (loss)	5,329	12,243	(591)	16,981
Net realized gains (losses)	1,041	(193)	756	1,604
Interest expense	--	2,515	417	2,932
Amortization of capital assets	180	923	327	1,430
Net income tax expense (recovery)	(1,637)	1,111	240	(286)
Net income (loss)	(2,311)	17,730	803	16,222

Claims ratio	78.8%	69.3%	--	71.7%
Expense ratio	30.1%	27.6%	--	28.2%
Combined ratio	108.9%	96.9%	--	99.9%

	Three Months ended June 30, 2003

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 303,077	$1,029,411	$ --	$1,332,488
Net premiums earned	249,266	923,269	--	1,172,535
Investment income	13,123	21,656	156	34,935
Net realized gains (losses)	(1,122)	9,913	(2)	8,789
Interest expense	--	5,426	4,084	9,510
Amortization of capital assets	364	2,728	637	3,729
Amortization of intangible assets	--	444	--	444
Net income tax expense
(recovery)	(2,784)	7,658	(220)	4,654
Net income (loss)	(2,008)	54,074	(408)	51,658

Total assets	$ 967,716	$2,126,610	$ 20,844	$3,115,170

Claims ratio	77.3%	69.0%	--	70.8%
Expense ratio	28.1%	27.1%	--	27.3%
Combined ratio	105.4%	96.1%	--	98.1%

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003 and 2002
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Three Months ended June 30, 2002

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 232,784	$ 686,260	$ --	$ 919,044
Net premiums earned	184,521	525,125	--	709,646
Investment income (loss)	10,418	20,866	(533)	30,751
Net realized gains (losses)	829	2,754	1,734	5,317
Interest expense	--	5,058	696	5,754
Amortization of capital assets	349	1,751	367	2,467
Net income tax expense
(recovery)	(3,515)	3,346	480	311
Net income (loss)	(3,498)	33,114	2,865	32,481
Total assets	$ 753,311	$1,594,682	$ 27,597	$2,375,590
Claims ratio	78.1%	68.9%	--	71.3%
Expense ratio	30.3%	27.7%	--	28.4%
Combined ratio	108.4%	96.6%	--	99.7%

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	June 30, 2003
	Carrying Amount	Fair Value

Term deposits	$ 207,237	$ 207,223
Bonds:
Government	600,372	612,328
Corporate	959,574	982,743
Preferred shares	3,267	3,382
Common shares	233,709	265,049
Financed premiums	85,067	85,067

	$2,089,226	$2,155,792

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2003 and 2002
(Unaudited – tabular amounts in thousands of Canadian dollars)

4.	Investments – continued:

	December 31, 2002
	Carrying Amount	Fair Value

Term deposits	$ 506,575	$ 506,511
Bonds:
Government	441,674	454,482
Corporate	613,732	630,658
Preferred shares	2,045	2,025
Common shares	182,904	185,816
Financed premiums	86,814	86,814

	$1,833,744	$1,866,306

5.	Subsequent Events

The Company completed its previously announced common share offering on July 3, 2003 and completed the exercise of the over allotment option on July 11, 2003. In total, 6,710,000 common shares were issued for total gross proceeds of $112,057,000.